Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-277578

$1,200,000,000 4.521% Fixed-to-Floating Rate Senior Callable Notes due 2032

Barclays PLC

PRICING TERM SHEET

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$1,200,000,000 4.521% Fixed-to-Floating Rate Senior Callable Notes due 2032 (the “2032 notes”)

Expected Issue Ratings[1]:	Baa1 (Moody’s) / BBB+ (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	$1,200,000,000

Trade Date:	February 17, 2026

Settlement Date:	February 24, 2026 (T+5) (the “Issue Date”)

Maturity Date:	February 24, 2032 (the “2032 Notes Maturity Date”)

Fixed Rate Period Coupon:	From (and including) the Issue Date to (but excluding) the 2032 Notes Par Redemption Date (as defined below) (the “2032 Notes Fixed Rate Period”), the 2032 notes will bear interest at a rate of 4.521% per annum.

Floating Rate Period Coupon:

From (and including) the 2032 Notes Par Redemption Date to (but excluding) the 2032 Notes Maturity Date (the “2032 Notes Floating Rate Period”), the applicable per annum interest rate will be equal to the Benchmark (as defined below, such term subject to the provisions described under “Description of Senior Notes” in the Preliminary Prospectus Supplement) as determined on the applicable Interest Determination Date (as defined below), plus the 2032 Notes Margin (as defined below) (the “2032 Notes Floating Interest Rate”). The 2032 Notes Floating Interest Rate will be calculated quarterly on each Interest Determination Date.

During the 2032 Notes Floating Rate Period, each interest period on the 2032 notes will begin on (and include) a 2032 Notes Floating Rate Period Interest Payment Date (as defined below) and end on (but exclude) the next succeeding 2032 Notes Floating Rate Period Interest Payment Date (each, a “2032 Notes Floating Rate Interest Period”); provided that the first 2032 Notes Floating Rate Interest Period will begin on (and include) the 2032 Notes Par Redemption Date and will end on (but exclude) the first 2032 Notes Floating Rate Period Interest Payment Date.

Par Redemption Date:	February 24, 2031 (the “2032 Notes Par Redemption Date”)

Fixed Rate Period Interest Payment Dates:	During the 2032 Notes Fixed Rate Period, interest will be payable semi-annually in arrear on February 24 and August 24 in each year, from (and including) August 24, 2026 up to (and including) the 2032 Notes Par Redemption Date.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Floating Rate Period Interest Payment Dates:	During the 2032 Notes Floating Rate Period, interest will be payable quarterly in arrear on May 24, 2031, August 24, 2031, November 24, 2031 and the 2032 Notes Maturity Date (each, a “2032 Notes Floating Rate Period Interest Payment Date”).

Interest Determination Dates:	The second USGS Business Day preceding the applicable Floating Rate Period Interest Payment Date (each, an “Interest Determination Date”).

Benchmark:	Compounded Daily SOFR (calculated as described under “Description of Senior Notes—Calculation of the Benchmark” in the Preliminary Prospectus Supplement), subject to the Benchmark Transition Provisions.

Day Count:	30/360, Following, Unadjusted, for the 2032 Notes Fixed Rate Period. Actual/360, Modified Following, Adjusted, for the 2032 Notes Floating Rate Period.

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated February 17, 2026 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated March 1, 2024 relating to the 2032 notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See the section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement and “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the 2032 notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:

The Issuer may, at its option, redeem (i) the 2032 notes in whole or in part, pursuant to the 2032 Notes Make-Whole Redemption at any time on or after August 24, 2026 to (but excluding) the 2032 Notes Par Redemption Date; and/or (ii) the 2032 notes then outstanding, in whole but not in part, on the 2032 Notes Par Redemption Date, at an amount equal to 100% of their principal amount together with accrued but unpaid interest, if any, on the principal amount of the 2032 notes to be redeemed to (but excluding) the redemption date, on the terms and subject to the provisions set forth in the Preliminary Prospectus Supplement under “Description of Senior Notes—Optional Redemption.”

For purposes of the 2032 Notes Make-Whole Redemption, the 2032 Notes Discount Factor is 15 bps.

Tax Redemption:	The 2032 notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The 2032 notes are also redeemable as described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Margin:	113.5 bps (the “2032 Notes Margin”)

Benchmark Treasury:	UST 3.750% due January 31, 2031

Spread to Benchmark Treasury:	90 bps

Reoffer Yield:	4.521%

Price to Public:	100.000%

Underwriting Discount:	0.325%

Net Proceeds:	$1,196,100,000

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-Managers:	Rabo Securities USA, Inc., RBC Capital Markets, LLC, Santander US Capital Markets LLC, Scotia Capital (USA) Inc., Truist Securities, Inc., UBS Securities LLC, U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC

Co-Managers:	American Veterans Group, PBC, Banco de Sabadell, S.A., Bankinter S.A., Blaylock Van LLC, DZ Financial Markets LLC, Huntington Securities, Inc., KeyBanc Capital Markets Inc.,

Risk Factors:	An investment in the 2032 notes involves risks. See “Risk Factors” section beginning on page S-26 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN/CUSIP:	US06738EDJ10/06738E DJ1

Legal Entity Identifier (“LEI”) Code:	213800LBQA1Y9L22JB70

Settlement:	The Depository Trust Company; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-277578) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018 (as heretofore supplemented and amended), between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as amended and supplemented by the Twenty-First Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as senior debt security registrar.

Listing:	We will apply to list the 2032 notes on the New York Stock Exchange.

Calculation Agent:	The Bank of New York Mellon, New York, or its successor appointed by the Issuer.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling +1-888-603-5847.

It is expected that delivery of the 2032 notes will be made, against payment for the 2032 notes, on or about February 24, 2026, which will be the fifth (5th) business day in the United States following the date of pricing of the 2032 notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of 2032 notes in the secondary market generally are required to settle within one (1) business day (T+1), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers who wish to trade the 2032 notes on any day prior to the business day before delivery will be required, by virtue of the fact that the 2032 notes initially will not settle on T+1, to specify any alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the 2032 notes who wish to make such trades should consult their own advisors.

No EEA PRIIPs key information document (KID) has been prepared as the 2032 notes are not available to retail in the EEA. No UK PRIIPs KID has been prepared as the 2032 notes are not available to retail in the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any 2032 notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.